UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 2)*

Cliffwater Enhanced Lending Fund LP
(Name of Issuer)

Class I Shares
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Jonathan T. Molot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	NAME OF REPORTING PERSONS Hattie Ruttenberg 1999 Descendant’s Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

EXPLANATORY NOTE:	This Amendment No. 2 to the Schedule 13G is being filed to correct the error in filing on February 11, 2022 of Amendment No. 1 to the Schedule 13G filed by the filing persons under the Cliffwater Enhanced Lending Fund LP Edgar file number (005-93424) rather than the Cliffwater Enhanced Lending Fund Edgar file number (005-92656).

Item 1(a).	Name of Issuer:
Cliffwater Enhanced Lending Fund L.P.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
c/o UMB Fund Services, Inc., 235 West Galena St., Milwaukee WI 53212

Item 2(a).	Name of Persons Filing:
Jonathan T. Molot Hattie Ruttenberg 1999 Descendant’s Trust
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of Jonathan T. Molot is 2424 Wyoming Ave NW, Washington DC 20008 The address of Hattie Ruttenberg 1999 Descendant’s Trust is 990 Stewart Ave, Suite 580, Garden City, NY 11530

Item 2(c).	Citizenship:
The citizenship of Jonathan T. Molot is United States. Mr. Molot is the trustee of the Hattie Ruttenberg 1999 Descendant’s Trust.

Item 2(d).	Title of Class of Securities:
Class I Shares

Item 2(e).	CUSIP Number:
N/A

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a) (b)	Jonathan T. Molot Amount beneficially owned: 0 Percent of class: 0.0%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

	(a) (b)	Hattie Ruttenberg 1999 Descendant’s Trust Amount beneficially owned: 0 Percent of class: 0.0%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
N/A

Item 8.	Identification and Classification of Members of the Group:
The reporting persons are the sole members of the group.

Item 9.	Notice of Dissolution of Group:
N/A

Item 10.	Certifications:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 28, 2022

/s/ Jonathan T. Molot
Jonathan T. Molot

Hattie Ruttenberg 1999 Descendant’s Trust
By: Jonathan T. Molot, Trustee

/s/ Jonathan T. Molot

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).